UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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AMENDMENT NO. 1. TO

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Genta Incorporated
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37245M504
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund SPV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 74,131 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 74,131 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,131 Refer to Item 4 below
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.04% Refer to Item 4 below
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 74,131 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 74,131 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,131 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 74,131 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 74,131 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,131 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 74,131 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 74,131 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,131 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.04% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Genta Incorporated
(b)	Address of Issuer’s Principal Executive Offices
200 Connell Drive, Berkeley Heights, NJ 07922

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund SPV, LLC (the “SPV”), a Delaware limited liability company with respect to shares of Common Stock (as defined in Item 2(d) below), warrants thereon, and notes convertible thereto directly owned by it.

(ii) BAM Management, LLC (the “Investment Manager”), which serves as the manager to the SPV.

(iii) Mr. Hal Mintz who serves as a managing member of the Investment Manager.

(v) Mr. Ross Berman who serves as a managing member of the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC
BAM Management, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Ross Berman
Hal Mintz
c/o BAM Management, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

(c)	Citizenship
BAM Opportunity Fund SPV, LLC – Delaware, U.S.A BAM Management, LLC – Delaware, U.S.A. Ross Berman - U.S.A. Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.001 par value (the “Common Stock”)
(e)	CUSIP Number
37245M504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2010, the SPV beneficially owned 74,131 shares of Common Stock (representing 0.04% of shares then-outstanding).  Of this amount, 54,968 consisted of shares underlying convertible notes (with face value $2,176.75, and with a conversion price of $0.0396) that were exercisable within 60 days after December 31, 2010, and 19,163 consisted of shares issuable upon the exercise of warrants to purchase common stock (with strike price $100) held by the SPV (“Warrants”).  As of December 31, 2010, the SPV also held an additional $46,984.45 in face value of convertible notes which were not, by their terms, convertible into Common Stock of the Issuer within 60 days after December 31, 2010.  Accordingly, as of December 31, 2010, the SPV did not have beneficial ownership of the Common Stock underlying those $46,984.45 of convertible notes.

As of the date hereof, the SPV beneficially owns 14,702,204 shares of Common Stock of the Issuer (representing 3.43% of current shares outstanding).  Of this amount, 14,682,641 consists of shares underlying convertible notes (with face value of $46,984.45, and with a conversion price of $0.0032), and 19,163 consists of shares issuable upon the exercise of the Warrants.  Effective as of January 1, 2011, the conversion price for convertible notes held by the SPV was adjusted from $0.0396 to $0.0032.  Additionally, as of the date hereof, $46,984.45 of convertible notes is exercisable within 60 days.  On January 4, 2011, the SPV also acquired an additional $87.07 in face value of convertible notes that is not exercisable within 60 days after the date hereof; therefore the SPV does not beneficially own the Common Stock underlying those $87.07 of convertible notes.

The percentages herein are calculated based upon (a) 165,322,893  shares of Common Stock issued and outstanding as of December 31, 2010, as communicated by the Issuer to the Investment Manager, plus shares issuable upon the conversion of $2,176.75 in convertible notes and exercise of 19,163 warrants referenced above and (b) 414,248,684 shares of Common Stock issued and outstanding as of January 14, 2011, as reported on the Issuer’s 8-K filed with the SEC on January 14, 2011, plus shares issuable upon conversion of $46,984.45 in convertible notes and exercise of 19,163 warrants referenced above

A.  BAM Opportunity Fund SPV, LLC

   (a) Amount beneficially owned: 74,131
    (b) Percent of class: 0.04%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 74,131
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 74,131

B. BAM Management, LLC

   (a) Amount beneficially owned: 74,131
    (b) Percent of class: 0.04%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 74,131
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 74,131

C. Hal Mintz

   (a) Amount beneficially owned: 74,131
    (b) Percent of class: 0.04%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 74,131
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 74,131

E. Ross Berman

   (a) Amount beneficially owned: 74,131
    (b) Percent of class: 0.04%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 74,131
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 74,131

This statement relates to Common Stock held by the SPV over which the Investment Manager has discretionary trading authority.  The managing members of the Investment Manager are Ross Berman and Hal Mintz.  The SPV, the Investment Manager, Mr. Mintz, and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The SPV is a pooled investment vehicle.  As the manager of the SPV, the Investment Manager has the power to vote and dispose of the Common Stock owned by the SPV and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

See also note 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 17, 2011

BAM Opportunity Fund SPV, LLC By: BAM Management, LLC its Manager By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member

BAM Management, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz

Exhibit 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 17, 2011, is entered into by and among BAM Management, LLC, a Delaware limited liability company, BAM Opportunity Fund SPV, LLC, a Delaware limited liability company, Ross Berman, an individual,  and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "Filing Entities").

Each of the Filing Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.001 per share, of Genta Incorporated, a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filing Entities upon one week's prior written notice or such lesser period of notice as the Filing Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund SPV, LLC By: BAM Management, LLC its Manager By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member

BAM Management, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz